Exhibit (e)(18)

EFiled: Jan 21 2014 11:11AM EST Transaction ID 54873438 Case No. 9267-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

KYUNG CHUL LEE, on behalf of himself and all	)
others similarly situated,	) )	Civil Action No.
Plaintiff,	)
v.	)
)
)
TUFCO TECHNOLOGIES, INC., JAMES F.	)
ROBINSON, ROBERT J. SIMON, SAMUEL J.	)
BERO, C. HAMILTON DAVISON, BRIAN	)
KELLY, WILLIAM R. ZIEMENDORF,	)
GRIFFIN HOLDINGS, LLC, TUFCO	)
HOLDINGS, LLC AND PACKERS	)
ACQUISITION SUB, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Kyung Chul Lee (“Plaintiff”), by his attorneys, alleges upon information and belief, except as to their own acts, which are alleged on knowledge, as follows:

I. NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiffs individually and on behalf of the public stockholders of Tufco Technologies, Inc. (“Tufco” or the “Company”) against the Company’s Board of Directors (the “Board” or the “Individual Defendants”), Griffin Holdings, LLC (“Griffin Holdings”), Tufco Holdings, LLC (“Tufco Holdings”), Packers Acquisition Sub, Inc., (“Merger Sub”) (collectively, Griffin Holdings, Tufco Holdings, and Merger Sub are referred to herein as “Griffin” unless otherwise indicated), and Bradford Venture Partners, L.P. (“Bradford”), arising out of Defendants’ breaches of fiduciary duty, and/or aiding and abetting those breaches, in connection with the Board’s decision to sell Tufco to Griffin at a substantial discount via an inherently unfair process designed to take advantage of Tufco’s strategic positioning in an expanding market and to ensure that Griffin, and only Griffin, continues to participate in Tufco’s future growth (the “Proposed Transaction”).

2. On December 20, 2013, Tufco announced that it had signed a definitive merger agreement (the “Merger Agreement”) pursuant to which Griffin will commence a tender offer to acquire all of the outstanding shares of Tufco for $6.07 per share in cash (the “Merger Consideration”). The Board has unanimously approved the Merger Agreement and recommended that shareholders of the Company tender their shares to Griffin during the tender offer period, which is set to expire at midnight on February 6, 2014.

3. At all relevant times, Bradford, Tufco’s largest stockholder, which beneficially owns approximately 61% of the Company’s outstanding common stock, had the ability to, and did, control Tufco. As Tufco publicly admitted in the Company’s Annual Report on Form 10-K for the year-ended September 30, 2013:

The Company is a “Controlled Company” as defined in Nasdaq Listing Rule 5615(c)(1). The Board of Directors has based this determination on the fact that approximately 61% of the voting stock of the Company is held by Bradford Venture Partners, L.P. and Overseas Equity Investors Ltd., which together constitute a group for purposes of Nasdaq Listing Rule 5615(c)(1).

4. A majority, or five of the six Board members, are also directors of Bradford or serve on Bradford’s Advisory Board. Specifically, defendant Robert J. Simon (“Simon”), the Company’s Chairman of the Board, serves as a Senior Managing Director of Bradford and the general partner of Bradford Associates. Moreover, defendants James F. Robinson (“Robinson”), the Company’s President and Chief Executive Officer “(CEO”), William Ziemendorf (“Ziemendorf”), C. Hamilton Davison Jr. (“Davison”) and Brian Kelly (“Kelly”) all serve as members of Bradford’s Advisory Board. Thus, the entire Board was beholden to, and controlled by Bradford.

5. The Proposed Transaction is a result of Bradford’s desire to liquidate its shares and exit its investment in the Company, which it could not otherwise do absent a sale of Tufco. With five out of the six Tufco Board members also serving as directors or advisors of Bradford, Bradford was able to swiftly negotiate for itself a significant cash payment and manipulate the process to force a sale of the Company to Griffin, the Board’s favored bidder, with which defendant Robinson has a prior relationship, using Bradford’s handpicked financial advisor, Mesirow Financial Inc. (“Mesirow Financial”). Mesirow Financial has previously, and is currently providing, Bradford with “investment banking, financial advisory and other financial services,” including “having provided valuation and transaction advisory services for which it has received and may receive compensation.” Accordingly, Bradford and the conflicted Board members knew that Mesirow would advantageously help steer the deal towards Griffin for inadequate consideration.

6. In connection with the Merger, Griffin and Bradford Venture Partners, L.P. (“Bradford”), a New York-based private equity firm, have entered into a tender and voting agreement (the “Tender Agreement”) pursuant to which Bradford has agreed to tender 642,033 Tufco shares it currently owns, which represents 14.9% of the Company’s outstanding common stock, and, if necessary, to vote these shares in favor of the Merger and adoption of the Merger Agreement. Along with the Tender Agreement, Bradford has entered into a termination agreement (the “Termination Agreement”) pursuant to which Bradford has agreed to terminate its existing consulting agreement with Tufco in return for a lump sum payment of $530,664.

7. Bradford is Tufco’s largest shareholder and, as of December 13, 2013, owns 2,619,740 Tufco shares, which represents 60.8% of the Company’s outstanding common stock. Irrespective of the Tender Agreement, Bradford has since indicated that it intends to tender all of its Tufco shares in the Proposed Transaction. Similarly, Tufco’s directors and officers have also indicated that they intend to tender all of their Tufco shares in connection with the Merger. Therefore, insiders holding approximately 66.78% of Tufco’s outstanding stock have already agreed to tender their Tufco shares, locking up the Merger and eliminating the need for approval from Tufco’s unaffiliated shareholders.

8. In agreeing to the Merger at its current $6.07 per share price and without a majority-of-the-minority condition, the Individual Defendants have breached their fiduciary duties to the Company’s public shareholders. Among other things, the Board has agreed to a price that is unfair considering the Company’s growth prospects and has forced the Merger through by conditioning it on the tender of a number of shares that constitutes a majority of Tufco’s outstanding common stock, despite the fact that Bradford, which owns approximately 61% of the Company’s shares and has negotiated for itself a $530,664 cash payment pursuant to the Termination Agreement, has already agreed to tender all of its Tufco shares in connection with the Merger. The side payment that Bradford has negotiated for itself is substantial and unavailable to the Company’s public stockholders (and therefore Bradford was, in effect, in competition with the public stockholders) and which is more than four times the Company’s operating income for the entire fiscal year 2012. And because there is no majority-of-the-minority condition, the expected tendering of Bradford’s 61% means that this is “a done deal” and the Company’s public shareholders will have no voice in whether to accept or reject this transaction.

9. In addition, defendants made material omissions and misstatements in the Company’s Recommendation Statement dated January 9, 2014 (the “Recommendation Statement”). As set forth in more detail below, the Recommendation Statement omits material information thereby rendering shareholders unable to decide whether to tender their shares in the Proposed Transaction or seek statutory appraisal rights. For example, the Recommendation Statement omits and/or misrepresents material information concerning the Company’s financial projections, the data and inputs underlying the valuation analyses that purport to support the so-called “fairness opinion” provided by Tufco’s financial advisor, Mesirow Financial Inc. (“Mesirow”), and the process that led up to the execution of the Merger Agreement. These omissions and misstatements constitute a breach of defendants’ fiduciary duties to shareholders.

10. As discussed herein, as a result of Bradford’s control as Tufco’s majority shareholder and controller of Tufco’s interested Board, and the fact that Bradford negotiated for itself a substantial cash payment that is not available to the Company’s public shareholders, the Proposed Transaction is subject to the exacting entire fairness standard under which Defendants must establish both fair price and fair dealing. The Proposed Transaction is not the product of fair dealing and does not provide minority shareholders with a fair price for their Tufco common shares. Nor are the minority shareholders being afforded any opportunity to vote on the Proposed Transaction, and Defendants’ materially misleading disclosures and omissions are leaving Tufco’s minority shareholders without an informed basis to decide whether to accept the low $6.07 per share price being put to them or instead to exercise their appraisal rights under Delaware law.

11. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until Defendants cure their breaches of fiduciary duty.

II. PARTIES

12. Plaintiff Kyung Chul Lee is, and has been at all relevant times, the owner of Tufco common stock.

13. Defendant Tufco is a Delaware corporation with its corporate headquarters located at 3161 South Ridge Road, P.O. Box 23500, Green Bay, Wisconsin, 54305. Tufco provides integrated manufacturing services, including wet and dry-wipe converting, Web flexographic printing, hot melt adhesive laminating, folding, integrated downstream packaging, quality and microbiological process management, and manufactures and distributes business imaging paper products. The Company markets its products and services through two market segments: Contract Manufacturing services and Business imaging paper products. Tufco conducts operations from two manufacturing and distribution locations in Green Bay, Wisconsin and Newton, North Carolina. Tufco common stock trades on the NASDAQ Stock Exchange under the ticker symbol “TFCO.”

14. Defendant Simon is, and at all times material was, Chairman of the Board and a director of the Company. Simon has held this position since 1992. Simon is currently the President and Chief Executive Officer of the Company. Additionally, Simon is also a General Partner and Senior Managing Director of Bradford since 1989 and 1992, respectively. Mr. Simon is also either the Chairman of the Board or a director of several other privately held companies.

15. Defendant Robinson is President, CEO, and director of Tufco. Robinson assumed the positions of President and CEO in September 2011 after previously serving as Vice President, Business Development since January 2010. Robinson serves as a member of Bradford’s Advisory Board.

16. Defendant Samuel Bero (“Bero”) has been a member of the Board since 1992. Mr. Bero previously served as President and CEO of the Company from November 1993 until his retirement in July 1995, Executive Vice President since November 1992, and General manager since 1974, when he co-founded the Company’s predecessor, Tufco Industries, Inc.

17. Defendant Davison has been a member of the Board since 1992. Davison serves as a member of Bradford’s Advisory Board.

18. Defendant Kelly has been a member of the Board since 2006. Kelly is serves as a member of Bradford’s Advisory Board.

19. Defendant Ziemendorf has been a member of the Board since 2008. Ziemendorf serves as a member of Bradford’s Advisory Board and has been associated with Bradford for eight years.

20. Defendants referenced in ¶¶ 14 through 19 are collectively referred to herein as the Individual Defendants and/or the Board.

21. Defendant Griffin Holdings LLC is a diversified private equity firm investing in real estate as well as buyouts of growth-oriented middle-market consumer product companies in the United States. Griffin Holdings LLC maintains its headquarters at 2121 Avenue of the Stars, Suite 1670, Los Angeles, California 90067.

22. Defendant Tufco Holdings, LLC is a Delaware corporation and a direct wholly owned subsidiary of Griffin Holdings LLC and a vehicle through which Defendants seek to effectuate the Proposed Transaction.

23. Defendant Merger Sub is a Delaware corporation and an indirect wholly owned subsidiary of Griffin Holdings LLC and a vehicle through which Defendants seek to effectuate the Proposed Transaction.

24. Defendant Bradford Venture Partners, L.P. and its affiliates acquire high-quality middle-market companies in the United States and invest across a broad range of industries, favoring low-technology manufacturing businesses and specialty distribution companies. Bradford employs modest financial leverage in its acquisitions and actively fosters the growth and development of its portfolio companies.

25. Tufco, the Individual Defendants, and Griffin are collectively referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action pursuant to Court of Chancery Rule 23 on his own behalf and as a class action on behalf of all stockholders of Tufco, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who are being, and/or who will be harmed by, Defendants’ actions as described more fully below (the “Class”).

27. This action is properly maintainable as a class action.

28. The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of December 13, 2013, Tufco had 4,308,947 shares of common stock issued and outstanding (of which approximately 61% is held by Bradford), held by hundreds, if not thousands, of individuals and entities throughout the country.

29. There are common questions of law and fact that affect the members of the Class, including, inter alia, the following:

(a) Whether Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of loyalty, candor, and due care;

(b) Whether the Individual Defendants have breached their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction;

(c) Whether the Board’s acceptance of the Proposed Transaction was in the best interests of Tufco’s shareholders;

(d) Whether the Defendants, in bad faith and/or for improper motives, have impeded or erected barriers to discourage other offers for Tufco or its assets;

(e) Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(f) Whether the members of the Class have sustained damages, and if so, what is the proper measure of damages; and

(g) Whether Griffin or its affiliates have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

30. Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff does not have interests antagonistic to, or in conflict with, those he seeks to represent. Plaintiff is therefore an adequate representative of the Class.

31. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

32. Defendants have acted or failed to act on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Background of Tufco

33. Founded in 1992, Tufco is a leader in providing diversified contract wet wipe converting and printing, as well as specialty printing and finishing services and business imaging products. Tufco is the largest contract manufacturer of branded wipes in the U.S. The Company holds a unique position within the industry by offering a broad portfolio of high value-added converted products for its primary markets, along with wide web flexographic printing, adhesive laminations, customer formulation development and blending, and microbiological services. Tufco works closely with its clients to develop products or perform services, which meet or exceed the customers’ quality standards, and then uses its operating efficiencies and technical expertise to supplement or replace its customers’ own production and distribution functions.

34. The Company traces its roots to Tufco Industries, a Wisconsin-based tissue and towel converter for many of the paper industry’s largest companies. Bradford acquired Tufco Industries in 1992 and formed Tufco after merging Tufco Industries with Executive Roll Manufacturing of Dallas, Texas in 1994. Bradford Associates, a general partnership of which defendant Simon is one of two partners, is the sole general partner of Bradford. As a result, defendant Simon, the Company’s Chairman, is the beneficial owner of approximately 61% of the Company’s outstanding common stock.

35. In 1994, the Company entered into a consulting agreement (the “Consulting Agreement”) with Bradford Ventures, Ltd., an affiliate of Bradford, under which Bradford provides various financial consulting services. Under this agreement, in exchange for a fee, Bradford has assisted the Company in structuring its initial public offering, various acquisitions and divestitures and restructuring its long-term obligations.

36. In 1994, Tufco purchased Hamco Industries of Newton, North Carolina, a point-of-sale roll and business forms manufacturer. Two years later, Tufco refined its market strategy to focus on high value-added products in the manufacturing and business imaging sectors. In 2003, Tufco closed the former Executive Roll facility in Dallas, Texas, merging those operations into its plant in Newton, North Carolina, and relocating the corporate office to Green Bay, Wisconsin.

37. As indicated above, the Company markets its products and services through two market segments: Contract Manufacturing and Business Imaging. Tufco conducts operations from two manufacturing and distribution locations in Green Bay, Wisconsin and Newton, North Carolina.

38. The Company’s contract manufacturing facility in Green Bay, Wisconsin offers products and services including wet wipe converting, wide web flexographic printing, hot melt adhesive laminating, folding, integrated downstream packaging, quality, formulation development, blending and microbiological process management. Tufco manufactures products from a wide array of materials, including polyethylene films, nonwovens, paper and tissue. The Company’s products include disposable wet wipes for home, personal care and automotive use, flexible packaging and disposable table covers.

39. The Company’s business imaging facility in Newtown, North Carolina has capabilities that include precision slitting, rewinding, specialty packaging, folding, perforating, and trimming of paper rolls in a large variety of sizes. These capabilities are directed toward converting fine paper materials, including specialty and fine printing papers, thermal papers, inkjet papers and coated products. Tufco’s business imaging facility prints and converts a full range of customized paper products for use in retail, convenience store, restaurant, dry cleaning and bank applications. Additionally, this facility produces an extensive selection of business forms products in laser cut sheets and multi-part forms, as well as wide format rolls for drafting and architectural applications.

40. Since endeavoring to decrease operating costs at the beginning of 2013, the Company has been able to increase profits quarter over quarter, while successfully absorbing lower-than-expected sales volume.

41. On February 13, 2013, the Company issued a press release announcing its first quarter 2013 financial results. Key financial results for the first quarter of 2013 included:

a)	Sales of $28,348,000, an increase of 10% from the first quarter of fiscal year 2012;

b)	Net Income of $740,000, or $0.17 per diluted share, compared to a net loss of $609,000, or $0.14 per diluted share for the same quarter 2012; an improvement of $1,350,000 or $0.31 per share.

c)	A reduction in borrowing under the Company’s credit facility by almost $2,600,000, down to $4,700,000.

42. In the same press release, Defendant Robinson attributed the Company’s success to a combination of increased sales volume and the focus on reducing operating costs.

43. On May 13, 2013, the Company announced its second quarter 2013 and first six months of 2013 financial results. Key financial results for this quarter included:

a)	Sales of $24,167,000, an increase of $28,000 over the same quarter 2012;

b)	Net Income of $0.04 per diluted share, compared to a net loss of $0.12 per diluted share for second quarter 2012;

c)	A reduction in borrowing under the Company’s credit facility by almost $600,000, down to $4,100,000.

44. Key financial results for the first six months of 2013 included:

a)	Sales of $52,515,000, compared to $49,816,000 for the same period of 2012; an increase of 5%;

b)	Net Income of $0.21 per diluted share, compared to a net loss per diluted share of $0.26 for the same period the prior year; an improvement of $0.47 per share.

45. Defendant Robinson, in speaking about the Company’s quarterly and year-to-date success, pointed to the Green Bay production plant as a main driver:

“The Company has increased sales volumes at Green Bay in the second quarter and first six months of fiscal 2013 compared to the same periods of fiscal 2012 which, in combination with our focus on reducing operating costs, contributed to increased earnings. Our Newton operation has shown consistent improved gross profit.”

46. On August 13, 2013, the Company issued a press release announcing its third quarter 2013 financial results. For the first time all year, the Company failed to exceed the financial results of the same period, prior year, but still was able to increase profitability on the back of its effort to reduce operating costs. Key financial results for the quarter included:

a)	Sales of $24,820,000, compared to $28,528,000 for the third quarter of 2012;

b)	Net Income of $0.20 per diluted shares, compared to a net income of $0.15 per diluted share for the third quarter of 2012.

c)	A further reduction in borrowing under the Company’s credit facility by approximately $900,000, bringing the total reduction in bank debt to over $5,000,000 for the year up to that point.

47. For the first nine months of fiscal 2013:

a)	Sales were $77,335,000, compared to $78,344,000 for the same period the prior year;

b)	Net Income of $0.40 per diluted share, compared to a net loss per diluted share of $0.11 for the first nine months.

48. The stock market responded positively to the Company’s focus on the reduction of operating costs, while still increasing profits, pushing Company stock to nearly $7.00 per share within the last six months.

49. Additionally, the financial website The Street maintains a “Buy” holding on Company stock, indicating faith in the Company’s growth prospects.

50. Rather than permitting the Company’s shares to trade freely and allowing its public stockholders to reap the benefits of the Company’s increasingly positive long-term prospects, the Individual Defendants have acted for their personal benefit and the benefit of Bradford and Griffin, and to the detriment of the Company’s public stockholders, by entering into the Merger Agreement.

A.	After Conducting A Flawed Process Run By A Conflicted Board That Was Beholden To Bradford, Defendants Announce the Unfair Proposed Transaction for Inadequate Consideration

51. The Company’s decision to sell Tufco is a result of the forceful hand of Tufco’s largest shareholder, Bradford, who beneficially owns approximately 61% of the Company’s outstanding shares and no longer wishes to hold a stake in Tufco.

52. Bradford and its affiliates acquire high-quality middle-market companies in the United States and invest across a broad range of industries, favoring low-technology manufacturing businesses and specialty distribution companies. Bradford employs modest financial leverage in its acquisitions and actively fosters the growth and development of its portfolio companies.

53. Bradford has exerted its influence on Tufco since 1994, when Tufco entered into a consulting agreement (“Consulting Agreement”) with Bradford Ventures, Ltd. (“Bradford Ventures”), an affiliation of Bradford, under which Bradford Ventures provides various financial consulting services to Tufco. The Consulting Agreement had an initial term of ten years, with successive automatic renewal terms of one year each unless terminated by either party. Under this agreement, Bradford Ventures has assisted the Company in structuring their initial public offering, various acquisitions and divestitures and restructuring. Additionally, Bradford Ventures provides general business consulting and advice to the Company. Tufco is obligated to pay Bradford Ventures an initial annual fee of $210,000 under the agreement, subject to a 5% annual increase for each year since 1994. During fiscal year 2013, the Company paid Bradford Ventures $497,375 in fees.

54. Wanting to liquidate its holding, Bradford had no trouble convincing the Board to a sale of the Company, since the Board is almost entirely comprised of directors and advisors of Bradford. Specifically, five out of Tufco’s six Board members are affiliated with Bradford: Defendant Simon serves as the senior managing director of Bradford Ventures, Ltd. and the general partner of Bradford Associates, and Defendants Robinson, Kelly, Ziemendorf and Davison serve on Bradford’s Advisory Board. Seeking to liquidate Bradford’s 60.8% ownership interest in the Company, Bradford and the Company’s conflicted Board members wanted the Company to be sold, regardless of whether it was in Tufco’s best interest.

55. Having used Mesirow Financial for its own business, Bradford and the Company’s conflicted Board members handpicked Mesirow Financial to act at the Company’s financial advisor and jumpstarted the process by instructing Mesirow Financial to contact Griffin, whom Robinson, upon information and belief, has a prior personal relationship, regarding a potential acquisition of the Company. As a result, Griffin was given a two month head start in the process and Bradford and the Company’s conflicted Board members were able to control the remainder process through their conflicted financial advisor, Mesirow Financial.

56. In October 2012, the Company received indications of interest from five parties: Griffin, Bidder B, Bidder C, Bidder D, Bidder E and Bidder F. For reasons unknown, Bidder C, Bidder D and Bidder E subsequently decided not to continue with a transaction. Although Bidder F was interested in the Company, Tufco decided not to pursue them because their submission was for a division of the Company, rather than a sale of it entirely. Bradford was looking to liquidate all of its shares, therefore a sale was the only viable option.

57. On January 15, 2013, Bidder B sent a non-binding letter of intent to the Board and subsequently entered into negotiations with the Board. Negotiations resulted in a term sheet contemplating a tender offer by Bidder B for 85% of the outstanding shares of the Company at a price of $6.07 per share. Between March 20, 2013 and March 23, 2013 Bidder B commenced its due diligence review of the Company, but on April 10, 2013 Bidder B notified the Company that it was no longer interested in consummating a transaction and terminated its exclusive negotiating rights.

58. As soon as negotiations ceased, Mesirow Financial re-engaged discussions with Griffin and, on April 18, 2013, the Company received a revised preliminary non-binding letter of intent from Griffin for a proposed acquisition of 100% of the outstanding shares of the Company for $6.07 per share.

59. Griffin and the Company entered into an exclusivity agreement on May 3, 2013 that would run through July 3, 2013. This period was subsequently extended through July 31, 2013. During this time, Defendant Robinson, along with a member of the Company’s management, met with Shahram Shaun Gabayzadeh (“Gabayzadeh”), the manager of Griffin Holdings, and certain other members of Griffin to discuss the Company’s business and operations, including potential future commercial and operational opportunities. On the evening of July 14, 2013, Robinson and his wife met socially in Los Angeles with Gabayzadeh and certain other Griffin employees and their wives. The following day, Robinson met once again with Gabayzadeh and certain other Griffin employees.

60. On October 4, 2013, Bidder B sent another indication of interest to the Company; however, the Company was set on Griffin at that point and decided not to pursue Bidder B’s interest.

61. From this point forward the Company focused solely on Griffin. On October 8, 2013 Gabayzadeh directly contacted Robinson and Michael Weil, the Managing Director of Mesirow Financial, to inform them that Griffin had received a draft commitment letter from J.P. Morgan Chase Bank, N.A. (“J.P. Morgan”).

62. Anxious to close a deal, on November, 19, 2013, the Company informed Griffin that if a deal was not complete by July 31, 2013, then their initial offer of $6.07 per share would be unacceptable and the minimum offer they would accept was $6.17.

63. No deal was reached by July 31, 2013, yet rather than hold true to their word, the conflicted Board held Bradford’s interests ahead of Tufco’s and accepted the insufficient offer price of $6.07.

64. Despite the Company’s impressive and consistently improving performance, as well as its undeniable growth potential based on the continued increase in profitability of the Company’s South Carolina business, on December 20, 2013, the Company announced that it had entered into the Merger Agreement with Tufco Holdings and Merger Sub, two entities created with the purpose of effectuating the Proposed Transaction and which are wholly directly or indirectly owned by Griffin Holdings:

Tufco Technologies, Inc. to be Acquired by Griffin Holdings, LLC

GREEN BAY, Wis., Dec. 20, 2013 (GLOBE NEWSWIRE) — Tufco Technologies, Inc. (TFCO) announced today that it has signed a definitive merger agreement with entities affiliated with Griffin Holdings, LLC (“Griffin”), which provides that Griffin entities will acquire Tufco for $6.07 per share in cash pursuant to a cash tender offer and second step merger. The Board of Directors of Tufco has unanimously approved the transaction and recommended that Tufco’s stockholders tender their shares in the tender offer. Bradford Venture Partners, L.P., Tufco’s largest stockholder, has agreed to tender in the tender offer shares representing 14.9% of Tufco’s outstanding shares as of the date hereof.

* * *

Under the terms of the merger agreement, a subsidiary of Griffin will commence a cash tender offer to purchase all of the outstanding shares of Tufco’s common stock for $6.07 per share within 20 days. The merger agreement provides that, as soon as practicable after the closing of the tender offer, any shares not tendered in the tender offer (other than shares for which appraisal is properly sought under applicable law) will be acquired in a second-step merger at the same cash price as paid in the tender offer. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of Tufco’s outstanding shares of common stock (on a fully diluted basis) and receipt by affiliates of Griffin of financing under definitive financing commitments delivered to Tufco. The merger agreement contains a provision under which Tufco has agreed not to solicit any competing offers for the company. The parties expect the tender offer to close promptly after the completion of the tender offer.

* * *

65. Concurrent with the execution of the Merger Agreement, the Company and Bradford entered into the Termination Agreement, pursuant to which the Consulting Agreement, dated as of January 28, 1994, will be terminated. Pursuant to terms of the Termination Agreement, upon consummation of the Proposed Transaction, the Consulting Agreement will be terminated in consideration of the payment by the Company or Griffin to Bradford of a lump sum of $540,664. Therefore, in connection with the Merger, Bradford will be receiving not only $6.07 per share in cash for its 2,619,740 Tufco shares but, unlike Tufco’s other shareholders, will also be receiving a lump sum cash payment of $540,664. As a result of Bradford’s status as the controlling shareholder of Tufco and its negotiations of this significant cash benefit that is unavailable to the minority shareholders of the Company, it will be Bradford’s burden to prove that the transaction is entirely fair to the Company’s minority shareholders. Because of the inadequacy of the Merger price (as discussed below), Bradford will be unable to meet this burden.

66. Given the Company’s strong performance and its position for growth, the Proposed Transaction is inadequate and significantly undervalues the Company, particularly in light of the Company’s recent commitment to increasing profitability and cutting operating expenses.

67. Since the announcement of the Proposed Transaction, Company stock has consistently traded above the $6.07 Merger Consideration, reaching as high as $6.14 on December 26, 2013. This premium to the Merger Consideration indicates dissatisfaction in the market with the proposed Merger Consideration and a belief that Company stock is worth more than currently being offered by Griffin.

68. Indeed, the Merger Price offered in the Proposed Transaction is grossly inadequate and does not represent the Company’s actual intrinsic value or account for its positive future outlook. First, the Merger Price represents only a 19% premium to the closing price on December 20, 2013, the last trading day prior to the announcement of the Merger. Second, the Merger Price of $6.07 per share is significantly below the Company’s 52-week high of $6.99 per share on July 18, 2013. In fact, Tufco’s common stock traded above the Merger Price as recently as August 6, 2013, closing at $6.25 per share. Third, the Merger Price is well below the Company’s book value of $8.70 per share.

69. Furthermore, as indicated above, after reporting an operating loss in fiscal year 2011 and a small operating profit of $180,000 in fiscal year 2012, Tufco has reported an operating profit of $2.9 million through the first nine months of fiscal year 2013. In addition, as indicated in the Recommendation Statement, the Company has reduced its net debt outstanding from approximately $7.3 million on September 30, 2012 to less than $1.0 million prior to the announcement of the Proposed Transaction. Given the Company’s recent strong performance and financial stability, the Merger Price is inadequate and significantly undervalues the Company’s assets and future prospects.

70. Moreover, the financial analysis performed by Mesirow Financial, the Company’s own financial advisor, indicates that the Merger Price is grossly inadequate and will deprive Tufco shareholders of the full value of their shares.

71. Using a Selected Companies Analysis, Mesirow Financial selected implied enterprise value reference ranges for the Company, derived from certain multiples of enterprise value from selected companies, in order to arrive at a per share implied equity value reference range. This analysis yielded two ranges where the Merger Price was significantly below the low end of the implied range. Specifically, this analysis yielded an implied range based on 2014 NFY Adjusted EBITDA of $6.76 to $8.51 and an implied range based on LTM Adjusted EBITDA of $6.17 to $7.77, as compared to the Merger Price of $6.07.

72. Similarly, using a Selected Transactions Analysis, Mesirow Financial selected implied transaction value reference ranges for the Company, derived from certain multiples of enterprise value from selected transactions, in order to arrive at an implied equity reference range. This analysis yielded an implied range where the Merger Price was significantly below the low end of the implied range. Specifically, this analysis yielded an implied range based on LTM Adjusted EBITDA of $6.97 to $8.57, as compared to the Merger Price of $6.07.

73. The inadequacy of the Merger Price is further demonstrated by Mesirow Financial’s inability to perform a Discounted Cash Flow Analysis. As explained in additional detail below, the Recommendation Statement indicates that Mesirow Financial did not perform a Discounted Cash Analysis “because the Updated Projections did not extend the necessary duration to provide a reasonable basis to perform a discounted cash flow analysis.” Mesirow Financial’s failure to perform this standard valuation analysis, and Tufco shareholders’ inability to use this analysis to evaluate the adequacy of the Merger Price, indicates that the Merger Price is unfair and does not represent the Company’s actual intrinsic value.

B.	The Preclusive Deal Protection Devices

74. The Merger Agreement contains several unreasonable and preclusive deal protection devices designed to ensure Griffin’s acquisition of Tufco at an unfairly low price. The Merger Agreement contains a “No Solicitation” provision, which prevents the Company from soliciting any superior offers from other potential acquirers. Furthermore, even if the Company receives an unsolicited superior offer, Griffin has a right to match any superior offer. In addition, the acceptance of another offer would result in a $1.5 million termination fee, or 5.7% of the deal value, that the Company would be obligated to pay Griffin. In tandem, the deal protection devices created by the Merger Agreement operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

C.	Tufco’s Officers and Directors Stand to Receive Special Benefits From the Proposed Transaction That the Company’s Public Shareholders Will Not Receive

75. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interest through the Proposed Transaction at the expense of Tufco’s public shareholders.

76. Aside from the lump sum cash payment that Bradford will receive, each of the directors holds stock options and restricted stock awards that, upon consummation of the Proposed Transaction, will no longer be subject to the restrictions and will be automatically vested and converted to cash allowing the directors to receive material financial benefits from converting their stock options. The lucrative payments to be received by the Company’s officers and directors are detailed in the excerpt from the Recommendation Statement below:

		Payments in		Payments in
		Respect of		Respect of	Total
	Number of	Vested	Number of	Unvested	Company
	Vested	Company	Unvested	Company	Stock Option
	Company	Stock Options	Company	Stock Options	Payments
Name of Executive Officer or Director	Stock Options	($)	Stock Options	($)	($)
James F. Robinson	17,000	44,473	16,000	43,387	87,860
Michael B. Wheeler	36,167	43,872	8,333	22,418	66,290
Robert J. Simon	30,000	29,220	0	0	29,220
Samel J. Bero	30,000	29,220	0	0	29,220
C. Hamilton Davison	30,000	29,220	0	0	29,220
Brian Kelly	23,000	29,220	0	0	29,220
William R. Ziemendorf	18,000	29,220	0	0	29,220

77. Pursuant to his employment agreement, Defendant Robinson will receive certain severance benefits upon termination of employment, which would occur at the time of the Merger. Specifically, Robinson is entitled to receive payment of his salary for a period of six months.

78. Tufco may also elect to pay bonuses to any executive officer or employee of the Company, and intends to pay bonuses aggregating $150,000 to current members of senior management.

79. Additionally, each of the Executive Officers stands to receive Golden Parachute Compensation as follows:

	Cash	Equity	Other	Total
Name	($)(1)	($)(2)	($)	($)(3)(4)
James F. Robinson	220,000	87,860	0	307,860
Michael B. Wheeler	165,931	66,290	0	232,221
Tim Splittgerber	85,000	0	0	85,000

80. Thus, while the Proposed Transaction is not in the best interest of Tufco’s public shareholders, it will produce lucrative benefits for the Company’s officers and directors that are not being equally shared by the Company’s minority public stockholders.

D.	Tufco’s Materially Misleading Recommendation Statement

81. On January 9, 2013, the Company filed its Recommendation Statement with the SEC and disseminated it to the Company’s public shareholders in an attempt to convince shareholders to tender their shares in the tender offer. The Recommendation Statement failed to provide the Company’s shareholders with material information and/or provided them with materially misleading information critical to the total mix of information available to the Company’s shareholders concerning the financial and procedural fairness of the Proposed Transaction, in contravention of the Board’s duty of candor and full disclosure and in violation of Section 14(d)(4) and 14(e) of the Exchange Act.

82. Without such information, Tufco shareholders will be forced to decide whether to tender their shares in the tender offer and whether to seek appraisal without all information necessary to make a fully informed decision.

1.	Disclosures Concerning Management’s Financial Projections

83. A company’s projections are among the most important items for shareholders to receive in evaluating a given transaction. Indeed, projections are highly material to shareholders because they enable shareholders to understand a company’s true value, which is crucial in determining whether to accept the merger consideration. The Recommendation Statement fails to disclose material information concerning the financial projections of Tufco, projections which were relied upon by Mesirow Financial in performing its financial analyses and which are necessary for shareholders to determine whether to accept the inadequate consideration being offered by Griffin or participate in the Company’s long-term growth.

84. Specifically, the Recommendation Statement fails to disclose the projected net operating loss balances and utilization and fails to explain the “total adjustments” on pages 34 and 35 of the Recommendation Statement. Defendants also fail to disclose whether the costs of Tufco remaining as a public company were removed from the assumptions. If they weren’t, Defendants should disclose the annual costs of maintaining Tufco’s status as a public company.

85. Moreover, the financial analyses and opinion provided by Mesirow starting on page 20 of the Recommendation Statement indicates that Mesirow reviewed two sets of Tufco financial projections when conducting its analyses. These two sets of financial projections consisted of preliminary projections prepared by management on November 6, 2013 and updated projections prepared by management on November 30, 2013. Both sets of financial projections consisted of projections of estimated reported sales, gross profit, adjusted EBITDA, Adjusted

EBIT, and adjusted pre-tax income for fiscal years 2013 and 2014. Given that the updated financial projections were prepared by management on November 30, 2013, this means that Mesirow, when conducting its analyses of the fairness of the Merger Price, was essentially provided with only 13 months of actual financial projections for the Company. The Recommendation Statement does not indicate whether Company management prepared financial projections beyond fiscal year 2014, why Mesirow Financial was not provided with projections beyond fiscal year 2014, and/or whether Mesirow Financial asked for additional financial projections beyond the following 13 months.

86. Furthermore, the Recommendation Statement does not indicate whether Company management prepared financial projections prior to November 6, 2013 and/or whether it provided different financial projections to Mesirow Financial, Griffin, or any other party contacted during the several marketing periods the Company undertook starting in 2012.

87. With the Recommendation Statement touting that there were no better alternatives to Tufco, and with the failure of the conflicted Board to act in the best interests of Tufco rather than Bradford, it is even more imperative that the projections and estimates used to value the Company be disclosed to shareholders.

2.	Disclosures Concerning the Company’s Future Financial Performance and The Financial Advisors’ Analyses

88. The opinion of a financial advisor(s) is perhaps the most important information that must be disclosed to shareholders in connection with a change of control transaction such as this. Indeed, it is fundamental that, in order to make an informed decision, shareholders need a fair summary of a financial advisor’s analyses. Here, Mesirow Financial performed various analyses to support its so-called “fairness opinion” upon which the Board relied in deciding to enter into the Merger Agreement. The Recommendation Statement omits information regarding Mesirow Financial’s analyses, information without which shareholders will be unable to cast a fully informed vote on the Proposed Transaction.

89. More specifically, the Recommendation Statement indicates that Mesirow Financial’s conducted a Selected Companies Analysis using “certain multiples of enterprise value based on certain financial data for the Company and those publicly traded companies identified by Mesirow Financial.” The Selected Companies Analysis in the Recommendation Statement fails to disclose the objective selection criteria used by Mesirow Financial to select the sample of companies, the company-by-company enterprise values and pricing multiples, and the “size, estimated growth and profitability, customer concentration, and quality and efficiency of fixed assets” metrics used to justify the extremely low selected range of pricing multiples for Tufco. Furthermore, while the Recommendation Statement discloses the low, median, mean, and high multiples for the group of companies, it does not indicate the multiples indicated by each individual company. Furthermore, the Recommendation Statement discloses that Mesirow Financial used the multiples derived from the group of companies in order select implied enterprise value reference ranges for the Company. However, the Recommendation Statement does not disclose how these reference ranges for the Company were actually calculated.

90. With respect to the Selected Transactions Analysis, the Recommendation Statement indicates that Mesirow Financial conducted analysis using “certain enterprise value multiples based on the estimated purchase prices paid in…selected publicly announced transactions.” While the Recommendation Statement discloses the low, median, mean, and high multiples for the group of transactions, it does not indicate the multiples indicated by each individual transaction. Furthermore, the Recommendation Statement discloses that Mesirow Financial used the multiples derived from the group of transactions in order select implied transaction values reference ranges for the Company. However, the Recommendation Statement does not disclose how these reference ranges for the Company were actually calculated.

91. With respect to the Historical Implied Premiums and Multiples Analysis, the Recommendation Statement fails to disclose the reason that there is no comparison of Tufco’s multiples to either a broad sample of acquisitions or the premiums observed in the Precedent Transactions Analysis involving public targets observed by Meislow Financial.

92. Further, the Recommendation Statement fails to provide a valuation overview with the fully diluted shares outstanding, the equity value and enterprise value at the unaffected closing price and the offer, as well as pertinent valuation multiples. This information must be disclosed in order for shareholders to receive full and accurate information.

3.	Disclosures Concerning the Process

93. The Recommendation Statement fails to provide material information concerning, inter alia, the process leading up to the execution of the Merger Agreement. Information regarding the deal history is critical for an informed shareholder vote, because shareholders must assess whether the value being offered is the product of a thorough and informed sales process and not marred by substantial conflicts of interest.

94. The Recommendation Statement is materially misleading in numerous respects. For example, it states that Mesirow Financial was engaged as the Company’s financial advisor, but fails to explain why Mesirow was selected, the criteria used to select Mesirow Financial, who selected them and authorized their retention, the scope of Mesirow Financial’s retention, and whether other financial advisors were considered. The Recommendation Statement fails to include any prior services rendered within the past two years by Mesirow Financial to Tufco, Griffin, or Bradford and any compensation received by Mesirow Financial for those services. Further, the Recommendation Statement does not explain the criteria used to select all 227 parties who were contacted, who selected them, the nature of the contact Mesirow Financial made to each of them, the message that was delivered, the means of communication that were used, and whether bids were solicited from any of the parties. Similarly, it fails to include who determined to contact Griffin and the one other potential acquirer on May 9, 2012, as well as the criteria used to select them.

95. The Recommendation Statement also fails to indicate when the initial phase of the marketing process was completed, the identify of each party that submitted an indication of interest, the details of each bid and the closing price for each detail in the chronology on which offers or counteroffers are quantified. It fails to disclose the differences between the “additional 54” parties compiled in September 2012 and the original 162 parties contacted in the initial phase, including why they were not included in the original list, as well as the number of new indications of interest, if any, that resulted from contacting the additional 54 parties.

96. In addition, the Recommendation Statement fails to disclose the reason Bidder D and Bidder E decided not to pursue a transaction with the Company, whether the Company inquired as to why Bidder F would be interested in acquiring the Company as a whole before it decided not to pursue Bidder F as a potential acquirer, and the nature of the interest shown by the 23 parties that warranted them, and not other parties, to be re-contacted. Similarly, the Recommendation Statement fails to disclose the reason Bidder C withdrew its original indication of interest on January 23, 2013. The Recommendation Statement further fails to disclose the reason why Bidder B was not interested in consummating a transaction and terminated its exclusive negotiation rights. It also fails to explain “pro forma ownership” and whether it suggests that new shares will be issued pursuant to the transaction. Additionally, the Recommendation Statement fails to disclose the reason for accepting Griffin’s offer price of $6.07 when it previously informed Griffin that it would have to bid higher, and the names of the two customers of the Company that it is dependent upon for a substantial part of its revenue

97. As this information bears directly on the Board’s consideration of alternatives to a sale of the Company and goes directly to the fairness of the Proposed Transaction and the adequacy of the value obtained, not to mention the core of the Board’s considerations and directives with regard to the negotiation process, it is clearly material information that must be disclosed.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against Bradford)

98. Plaintiff repeats and realleges each allegation as though fully set forth herein.

99. Bradford, as Tufco’s controlling stockholder, violated its fiduciary duties of loyalty and care owed to the public stockholders of Tufco by placing its personal interests ahead of, and in competition with, the interests of Tufco’s stockholders, and foisting an unfair transaction, both in terms of process and price, upon the Class while negotiating for itself a substantial side payment.

100. By the acts, transactions, and courses of conduct alleged herein, Bradford unfairly deprived Plaintiffs and the other members of the Class of the true value inherent in and arising from Tufco.

101. Bradford was in possession of non-public information concerning the financial condition of Tufco, and especially the true value and expected increased future value of the Company and its assets, which it did not disclose to Tufco’s public stockholders. Bradford is familiar with the Company’s future prospects but, in violation of its fiduciary duties, did not disclose Tufco’s true future potential in order to place an artificial cap on the Merger Price.

102. As a result of Bradford’s unlawful actions, Plaintiffs and the other members of the Class have been damaged in that they did not receive their fair portion of the value of Tufco.

103. By reason of the foregoing, each member of the Class has suffered damages.

104. Plaintiffs and the other members of the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duties

(Against All Individual Defendants)

105. Plaintiff repeats and realleges each allegation as though fully set forth herein.

106. Defendants have knowingly and recklessly and in bad faith breached their fiduciary duties of care, loyalty, candor, good faith, and independence owed to the public stockholders of Tufco and have acted to put the interests of themselves Bradford and Griffin ahead of the interests of Tufco’s stockholders.

107. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Tufco and the ability to participate in the future growth of the Company.

108. As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, candor, and independence owed to the stockholders of Tufco because, among other reasons, they failed to:

a)	fully inform themselves of the market value of Tufco before entering into the Proposed Transaction;

b)	exercise valid business judgment in connection with Proposed Transaction;

c)	act in the best interests of the public stockholders of Tufco common stock;

d)	maximize stockholder value;

e)	obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction;

f)	disclose all material information necessary for Tufco’s stockholders to make an informed decision whether to tender their shares or seek appraisal; and

g)	act in accordance with their fundamental duties of good faith, due care, loyalty, and candor.

109. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting the Company’s shareholders.

110. By reason of the foregoing acts, practices, and course of conduct, Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

111. Unless enjoined by this Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, which will exclude the Class from the fair value they are entitled to, all to the irreparable harm of Plaintiff and the Class.

112. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company. Unless the Court enjoins the Proposed Transaction, Defendants will continue to knowingly or recklessly, and in bad faith, breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

113. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury, which Defendants’ actions threaten to inflict.

114. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants.

COUNT III

Aiding and Abetting

(Against Griffin Holdings, Tufco Holdings, and Merger Sub)

115. Plaintiff repeats and realleges each allegation as though fully set forth herein.

116. Defendants Griffin Holdings, Tufco Holdings, and Merger Sub are sued herein as aiders and abettors of breaches of fiduciary duties outlined above by the Individual Defendants.

117. The Individual Defendants breached their fiduciary duties of good faith, loyalty, due care, and candor owed to Tufco stockholders.

118. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants Griffin Holdings, Tufco Holdings, and Merger Sub, which, therefore, aided and abetted such breaches via entering into the Proposed Transaction with Tufco.

119. Defendants Griffin Holdings, Tufco Holdings, and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the Tufco’s stockholders.

120. Defendants Griffin Holdings, Tufco Holdings, and Merger Sub rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the Tufco’s stockholders.

121. As a result of the conduct of Griffin Holdings, Tufco Holdings, and Merger Sub of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

122. As a result of the unlawful actions of Defendants Griffin Holdings, Tufco Holdings, and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Tufco’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendants Griffin Holdings, Tufco Holdings, and Merger Sub are enjoined by this Court, they will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of stockholder value and the disclosure of material information.

123. Plaintiff and the other members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) Declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(B) Enjoining, preliminarily and permanently, the Proposed Transaction;

(C) In the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) Granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

O’KELLY ERNST & BIELLI, LLC

	By:	/s/ Ryan M. Ernst
Ryan M. Ernst (#4788)
Daniel P. Murray (#5785)
901 N. Market Street, Suite 1000
Wilmington, DE 19801
(302) 778-4000
rernst@oeblegal.com
dmurray@oeblegal.com
Of Counsel
BRODSKY & SMITH, LLC		Plaintiff’s Counsel
Evan J. Smith Marc L. Ackerman Two Bala Plaza, Suite 510 Bala Cynwyd, PA 19004 610.667.6200

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